Exhibit 3.1

State of Delaware

Secretary of State

Division of Corporations

Delivered 03:51 PM 02/10/2014

FILED 03:51 PM 02/10/2014

SRV 140155578 – 5480015 FILE

CERTIFICATE OF FORMATION

OF

FORTRESS TRANSPORTATION AND INFRASTRUCTURE INVESTORS LLC

1. The name of the limited liability company is Fortress Transportation and Infrastructure Investors LLC.

2. The address of its registered office in the State of Delaware is 2711 Centerville Road, Suite 400, Wilmington, New Castle County, Delaware 19808. The name of its registered agent at such address is Corporation Service Company.

3. This Certificate of Formation shall be effective as of the 13th day of February, 2014.

[Remainder of Page Left Intentionally Blank]

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation this 10th day of February, 2014.

By:	/s/ Cameron D. MacDougall
Name:	Cameron D. MacDougall
Title:	Authorized Person